UR-ENERGY INC VENTURES WITH TRIGON URANIUM CORPORATION

Denver, Colorado (CCNMatthews June 25, 2007) Ur-Energy Inc (TSX:URE) (“Ur-Energy” or “the Company”) has entered into agreements with Trigon Uranium Corporation (“Trigon”) to form the Hauber Project LLC (“Project”).

Ur-Energy will contribute to the Project its recently acquired property located in Crook County, Wyoming, consisting of 205 unpatented lode mining claims and 1 state uranium lease totaling approximately 5,160 mineral acres. The property is over an area of identified uranium occurrences. Pursuant to the terms of the agreements, Trigon can earn a 50% ownership interest in the Project if it contributes US $1.5 million in exploration expenditures to the Project over three years. Trigon will act as Manager of the Project.

Additionally, the agreements further provide that after Trigon has earned the 50% ownership interest, Trigon has the option to acquire an additional 1% ownership interest by an additional payment of US $1.0 million for Project exploration and expenditures. If Trigon does not exercise this option, Ur-Energy may do so for the same payment contribution. There is also a provision in the agreements for a sixty day environmental due diligence period, at the outset, during which Trigon will conduct an independent environmental due diligence study to confirm that there are no manmade environmental hazards or other environmental liabilities prior to the commencement of the Project.

Bill Boberg, Ur-Energy’s President and Chief Executive Officer, stated, “We are pleased with the addition of Trigon to our strategic alliances. Forming such a venture allows the Hauber Project to move forward at a faster pace while we continue to bring our Lost Creek and Lost Soldier properties into production.” The Company’s Lost Creek and Lost Soldier properties are located in the Great Divide Basin of Wyoming.

Ur-Energy is a junior mining company completing mine planning, baseline studies and permitting activities on its Lost Creek and Lost Soldier properties located in Wyoming, with production expected to commence in 2009. The company is also engaged in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of the corporation trade on the Toronto Stock Exchange under the symbol URE. Ur-Energy has a registered corporate office in Ottawa, Canada and bases its headquarters in Littleton, Colorado. The company’s website is at www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Dani Wright, Manager, Investor/Public Relations	Bill Boberg, CEO and President
1-720-981-4588, ext. 242	1-720-981-4588, ext. 223
1-866-981-4588	1-866-981-4588
dani.wright@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain forward-looking statements regarding capital and processing cost estimates, production rates, amounts, timetables and methods, mining methods, metallurgical recovery rates, government permitting timetables and strategic plans and are based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and other costs varying significantly from estimates, production rates, methods and amounts varying from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in development and other factors. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are made as of the date hereof and we assume no responsibility to update them or revise them to reflect new events or circumstances.